Exhibit 99.1

Dominion Diamond Corporation's Fiscal 2014 Third Quarter Results to be released Tuesday, December 10, 2013

TORONTO, Nov. 26, 2013 /CNW/ - Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the "Company") will release its Fiscal 2014 Third Quarter results for the period ended October 31, 2013, after market hours on Tuesday, December 10th, 2013.

Beginning at 8:30AM (ET) on Wednesday, December 11th, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 800-706-7745 within North America or 617-614-3472 from international locations and entering passcode 84601972.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Tuesday, December 24th, 2013 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 70101033.

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two of the world's most valuable diamond mines. Both mines are located in the low political risk environment of the Northwest Territories of Canada. The Company is the fourth largest diamond producer by value globally and the largest diamond mining company by market capitalization, listed on the Toronto and New York Stock Exchanges.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing prospective resources. It also sells diamonds from its 40% ownership in the Diavik Diamond Mine.

SOURCE: Dominion Diamond Corporation

%CIK: 0000841071

For further information:

For more information, please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or
rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 09:45e 26-NOV-13